SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of June, 2005

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.       Description

Exhibit No. 1     Holding(s) in Company released on 24 May, 2005
Exhibit No. 2     Holding(s) in Company released on 26 May, 2005
Exhibit No. 3     Holding(s) in Company released on 27 May, 2005
Exhibit No. 4     Holding(s) in Company released on 27 May, 2005



Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC


2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD


3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     23 MAY 2005


11)  Date company informed

     24 MAY 2005


12)  Total holding following this notification

     75,731,176


13)  Total percentage holding of issued class following this notification

     12.13%


14)  Any additional information




15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     020 7706 1111



16) Name and signature of authorised company official responsible for making this notification
                              CLARE DUFFILL

     Date of Notification     24 MAY 2005



Letter to Rank Group Plc
Dated 23 May 2005

Below are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

From Fidelity



Amendment 20

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held:     Rank Group Plc

2. Notifiable Interest:                  Ordinary Shares

(A)   FMR Corp.
      82 Devonshire Street
      Boston, MA 02109

      Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)   Fidelity International Limited (FIL)
      P.O. Box HM 670
      Hamilton HMCX, Bermuda

      Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

      Mr. Edward C, Johnson 3d
      82 Devonshire Street
      Boston, MA 02109

      A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp, and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward
   C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.



SCHEDULE A                                        Amendment 20

Security:  Rank Group Plc

                                             MANAGEMENT
                          SHARES HELD           COMPANY           NOMINEE/REGISTERED NAME

                               22,900          FIA(K)L            STATE STREET HONG KONG Total

                            2,115,408          FII                BANK OF NEW YORK EUROPE LDN Total

                            1,841,396          FII                JP MORGAN, BOURNEMOUTH Total

                              568,000          FIL                BANK OF NEW YORK BRUSSELS Total

                              662,383          FIL                BROWN BROS HARRIMN LTD LUX Total

                              543,600          FIL                JP MORGAN,BOURNEMOUTH Total

                              594,400          FIL                NATIONAL ASTL BK MELBOURNE Total

                              250,400          FIL                NORTHERN TRUST LONDON Total

                              225,740          FIL                STATE STR BK AND TR CO LNDN (S Total

                           37,038,452          FISL               JP MORGAN, BOURNEMOUTH Total

                            7,449,473          FMRCO              JPMORGAN CHASE BANK Total

                              191,400          FMRCO              NORTHERN TRUST LONDON Total

                            2,067,027          FMRCO              STATE STREET BANK AND TR CO Total

                              265,500          FMTC               BANK OF NEW YORK Total

                              905,700          FMTC               BROWN BROTHERS HARRIMAN AND CO Total

                              312,300          FMTC               JPMORGAN CHASE BANK Total

                              397,100          FMTC               NORTHERN TRUST CO Total

                            1,157,593          FMTC               STATE STREET BANK AND TR CO Total

                            2,672,800          FPM                BANK OF NEW YORK BRUSSELS Total

                              553,200          FPM                BANKERS TRUST LONDON Total

                               19,300          FPM                CHASE MANHATTAN LONDON Total

                              138,000          FPM                CHASE MANHTTN BK AG FRNKFRT (S Total

                              515,900          FPM                CITIBANK LONDON Total

                              232,600          FPM                CLYDESDALE BANK PLC Total

                               16,500          FPM                DEXIA PRIVATBANK  Total

                              696,000          FPM                HSBC BANK PLC Total

                            3,257,130          FPM                JP MORGAN, BOURNEMOUTH Total

                               76,800          FPM                JPMORGAN CHASE BANK Total

                            1,543,827          FPM                MELLON BANK Total

                              279,300          FPM                MIDLAND SECURITIES SERVICES Total

                            5,735,657          FPM                NORTHERN TRUST LONDON Total

                            3,385,390          FPM                STATE STR BK AND TR CO LNDN (S Total

                           75,731,176                             Grand Total Ordinary Shares


Current ownership percentage:   12.13%

Shares in Issue:           624,371,011

Change in holdings since
last filing:                +1,181,563 ordinary shares


Exhibit 2

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     DEUTSCHE BANK AG

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

     25 MAY 2005

11)  Date company informed

     26 MAY 2005

12)  Total holding following this notification

     25,164,994

13)  Total percentage holding of issued class following this notification

     4.03%

14)  Any additional information



15)  Name of contact and telephone number for queries

     CLARE DUFFILL

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification .... 26 MAY 2005 ..................





Letter to Rank Group Plc
Dated 25 May 2005


Disclosure of interests in shares

Further to our letter of 06 May 2005 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 624,055,505 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 25,164,994 ordinary shares of Rank Group Plc, amounting to 4.03%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.


From: Deutsche Bank AG London

Exhibit 3


                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class



7)   Number of shares/amount of stock disposed



8)   Percentage of issued Class



9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

      27 MAY 2005

11)  Date company informed

      27 MAY 2005

12)  Total holding following this notification

      31,961,034

13)  Total percentage holding of issued class following this notification

     5.11%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CLARE DUFFILL
      ASSISTANT COMPANY SECRETARY


16)  Name and signature of authorised company official responsible for
     making this notification      AURELIA PATEL    TEL: 020 7535 8033

     Date of Notification ..27 MAY 2005.....


Letter to Rank Group plc
Dated 26 May 2005

Companies Act 1985 (as amended):
Disclosure of Interests in Shares


In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the below schedule.

For the purposes of S210 of the Act, the address for those companies identified in the below schedule is Laurence Pountney Hill London EC4R OHH.


Letter from M&G Investments



             Notifiable Position Report for RANK GROUP ORD GBP0.10
                             as at 25 May 2005


Percentage holdings are calculated using an issued share capital of 624,371,011 ORD GBP0.10 shares


                Registered Holder                    Holding     %

Prudential plc                                    31,961,034   5.11   Total
                                                                      Notifiable
                                                                      Interest
                MAGIM HSBC GIS NOM (UK) SALI         171,420
                PRUCLT HSBC GIS NOM (UK) PAC AC   27,879,310
                PRUCLT HSBC GIS NOM (UK) PHL AC      285,139
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,732,585
                PRUCLT HSBC GIS NOM (UK) EQBF AC      85,173
                PRUCLT HSBC GIS NOM (UK) HYBF AC     107,211
                PRUCLT HSBC GIS NOM (UK) MNBF AC     152,271
                PRUCLT HSBC GIS NOM (UK) PENE AC     547,925

The Prudential
 Assurance
 Company Limited                                  30,783,315   4.93

                MAGIM HSBC GIS NOM (UK) SALI         171,420
                PRUCLT HSBC GIS NOM (UK) PAC AC   27,879,310
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,732,585


Exhibit 4

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     THE PRUDENTIAL ASSURANCE COMPANY LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

      SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES

10)  Date of transaction

      25 MAY 2005

11)  Date company informed

     27 MAY 2005

12)  Total holding following this notification

      30,783,315

13)  Total percentage holding of issued class following this notification

      4,93%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CLARE DUFFILL

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification .......27 MAY 2005.................


Letter to The Rank Group plc
26 May 2005


Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform, you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the below schedule.


For the purposes of S210 of the Act, the address for those companies identified in the attached schedule is Laurence Pountney Hill London EC4R. OHH.


Letter from:  Richard Harding
for and on behalf of Prudential plc



           Notifiable Position Report for RANK GROUP ORD GBP0.10
                             as at 25 May 2005


Percentage holdings are calculated using an issued share capital of 624,371,011 ORD GBP0.10 shares


                Registered Holder                    Holding     %

Prudential plc                                    31,961,034   5.11   Total
                                                                      Notifiable
                                                                      Interest
                MAGIM HSBC GIS NOM (UK) SALI         171,420
                PRUCLT HSBC GIS NOM (UK) PAC AC   27,879,310
                PRUCLT HSBC GIS NOM (UK) PHL AC      285,139
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,732,585
                PRUCLT HSBC GIS NOM (UK) EQBF AC      85,173
                PRUCLT HSBC GIS NOM (UK) HYBF AC     107,211
                PRUCLT HSBC GIS NOM (UK) MNBF AC     152,271
                PRUCLT HSBC GIS NOM (UK) PENE AC     547,925

The Prudential
 Assurance
 Company Limited                                  30,783,315    4.93

                MAGIM HSBC GIS NOM (UK) SALI         171,420
                PRUCLT HSBC GIS NOM (UK) PAC AC   27,879,310
                PRUCLT HSBC GIS NOM (UK) PPL AC    2,732,585






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  06 June, 2005

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary